                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               SPRINT CORPORATION
                                (Name of Issuer)

              Series 1 PCS Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    852061506
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
                           1400 Lake Hearn Drive, N.E.
                             Atlanta, Georgia 30319
                                 (404) 843-5564
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 23, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
CUSIP No. 852061506                                             Page 2 of 27
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cox Communications, Inc.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
                                                  Not Applicable

--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                  Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        55,642,534 shares of Series 2
   REPORTING                                      PCS Stock; See Items 1, 3-5
     PERSON       --------------------------------------------------------------
      WITH        9    SOLE DISPOSITIVE POWER
                                                  0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  55,642,534  shares of Series 2
                                                  PCS Stock; See Items 1, 3-5
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          55,642,534 shares, consisting of (i) 49,281,981 shares of Series 2 PCS Stock, (ii) presently exercisable Warrants to purchase an additional 3,145,658 shares of Series 2 PCS Stock, and (iii) 61,726 shares of Series 7 Preferred Stock (which for purposes of this Report are assumed to be convertible into an aggregate of 3,214,895 shares of Series 2 PCS Stock). Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock under certain circumstances. Assumes the conversion of all shares of Series 2 PCS Stock beneficially owned by the Reporting Person (including all shares of Series 2 PCS Stock issuable upon exercise of all of such Warrants and upon conversion of all of such shares of Series 7 Preferred Stock) into the corresponding number of shares of Series 1 PCS Stock.
          Because the Reporting Person does not have the right to acquire any shares of Series 1 PCS Stock underlying the shares of Series 2 PCS Stock, Warrants or shares of Series 7 Preferred Stock described above within sixty days of the date of this Report, the Reporting Person disclaims beneficial ownership of all shares of Series 1 PCS Stock underlying such shares of Series 2 PCS Stock, such Warrants and such shares of Series 7 Preferred Stock. The filing of this Report by the Reporting Person shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of Series 1 PCS Stock. See Items 1, 3-5.
--------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%

          The shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent approximately 11.8% of the outstanding PCS Stock of the Company (which class includes the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock), assuming the exercise of all warrants to purchase shares of Series 2 PCS Stock initially issued to the Cable
     Partners, the conversion of all shares of Series 7 Preferred Stock initially issued to the Cable Partners into shares of Series 2 PCS Stock, the issuance of all shares of Series 3 PCS Stock issuable represented by the Company's outstanding Class A Common Stock and the issuance of all shares of Series 1 PCS Stock represented by the Sprint FON Group's "inter-group interest" in Sprint's PCS Group (including that portion of such inter-group interest corresponding to the Series 7 Preferred Stock and the Warrants to purchase Series 2 PCS Stock held by the Cable Partners).

          As a result of the Reporting Person's beneficial ownership of such shares of Series 2 PCS Stock, the Reporting Person may be deemed to beneficially own an equivalent number of shares of Series 1 PCS Stock; however, the Reporting Person disclaims beneficial ownership of any shares of Series 1 PCS Stock. Were the Reporting Person deemed to beneficially own such shares of Series 1 PCS Stock, such shares would represent approximately 24.4% of the outstanding Series 1 PCS Stock, calculated in accordance with Rule 13d-3 (which rule requires the Reporting Person to (i) assume the exercise and conversion of all Warrants and all shares of Series 7 Preferred Stock held by the Reporting Person and the conversion of all of the approximately 55,642,534 shares of Series 2 PCS Stock beneficially owned by the Reporting Person into the corresponding number of shares of Series 1 PCS Stock and (ii) to disregard all outstanding shares of Series 2 PCS Stock, Series 3 PCS Stock, the shares of Series 2 PCS Stock issuable represented by the Warrants and shares of Series 2 PCS Stock issuable represented by the Series 7 Preferred Stock held by TCI and Comcast and the shares of Series 3 PCS Stock issuable represented by the Company's outstanding Class A Common Stock and all the shares represented by the Sprint FON Group's inter-group interest in the Sprint PCS Group).

          Because each share of Series 2 PCS Stock generally is entitled to one-tenth of the applicable vote per share of the Series 1 PCS Stock, the shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent less than 1% of the outstanding voting power of the Company. See Items 1-5.
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*                      CO



--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 852061506                                             Page 4 of 27
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cox Holdings, Inc.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
                                                  Not Applicable

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                  Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        55,642,534 shares of Series 2
   REPORTING                                      PCS Stock; See Items 1, 3-5
     PERSON       --------------------------------------------------------------
      WITH        9    SOLE DISPOSITIVE POWER
                                                  0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  55,642,534  shares of Series 2
                                                  PCS Stock; See Items 1, 3-5
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          55,642,534 shares, consisting of (i) 49,281,981 shares of Series 2 PCS Stock, (ii) presently exercisable Warrants to purchase an additional 3,145,658 shares of Series 2 PCS Stock, and (iii) 61,726 shares of Series 7 Preferred Stock (which for purposes of this Report are assumed to be convertible into an aggregate of 3,214,895 shares of Series 2 PCS Stock). Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock under certain circumstances. Assumes the conversion of all shares of Series 2 PCS Stock beneficially owned by the Reporting Person (including all shares of Series 2 PCS Stock issuable upon exercise of all of such Warrants and upon conversion of all of such shares of Series 7 Preferred Stock) into the corresponding number of shares of Series 1 PCS Stock.
          Because the Reporting Person does not have the right to acquire any shares of Series 1 PCS Stock underlying the shares of Series 2 PCS Stock, Warrants or shares of Series 7 Preferred Stock described above within sixty days of the date of this Report, the Reporting Person disclaims beneficial ownership of all shares of Series 1 PCS Stock underlying such shares of Series 2 PCS Stock, such Warrants and such shares of Series 7 Preferred Stock. The filing of this Report by the Reporting Person shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of Series 1 PCS Stock. See Items 1, 3-5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%

          The shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent approximately 11.8% of the outstanding PCS Stock of the Company (which class includes the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock), assuming the exercise of all warrants to purchase shares of Series 2 PCS Stock initially issued to the Cable
     Partners, the conversion of all shares of Series 7 Preferred Stock initially issued to the Cable Partners into shares of Series 2 PCS Stock, the issuance of all shares of Series 3 PCS Stock issuable represented by the Company's outstanding Class A Common Stock and the issuance of all shares of Series 1 PCS Stock represented by the Sprint FON Group's "inter-group interest" in Sprint's PCS Group (including that portion of such inter-group interest corresponding to the Series 7 Preferred Stock and the Warrants to purchase Series 2 PCS Stock held by the Cable Partners).

          As a result of the Reporting Person's beneficial ownership of such shares of Series 2 PCS Stock, the Reporting Person may be deemed to beneficially own an equivalent number of shares of Series 1 PCS Stock; however, the Reporting Person disclaims beneficial ownership of any shares of Series 1 PCS Stock. Were the Reporting Person deemed to beneficially own such shares of Series 1 PCS Stock, such shares would represent approximately 24.4% of the outstanding Series 1 PCS Stock, calculated in accordance with Rule 13d-3 (which rule requires the Reporting Person to (i) assume the exercise and conversion of all Warrants and all shares of Series 7 Preferred Stock held by the Reporting Person and the conversion of all of the approximately 55,642,534 shares of Series 2 PCS Stock beneficially owned by the Reporting Person into the corresponding number of shares of Series 1 PCS Stock and (ii) to disregard all outstanding shares of Series 2 PCS Stock, Series 3 PCS Stock, the shares of Series 2 PCS Stock issuable represented by the Warrants and shares of Series 2 PCS Stock issuable represented by the Series 7 Preferred Stock held by TCI and Comcast and the shares of Series 3 PCS Stock issuable represented by the Company's outstanding Class A Common Stock and all the shares represented by the Sprint FON Group's inter-group interest in the Sprint PCS Group).

          Because each share of Series 2 PCS Stock generally is entitled to one-tenth of the applicable vote per share of the Series 1 PCS Stock, the shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent less than 1% of the outstanding voting power of the Company. See Items 1-5.
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                         CO



--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 852061506                                             Page 6 of 27
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cox Enterprises, Inc.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
                                                  Not Applicable

--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                  Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        55,642,534 shares of Series 2
   REPORTING                                      PCS Stock; See Items 1, 3-5
     PERSON       --------------------------------------------------------------
      WITH        9    SOLE DISPOSITIVE POWER
                                                  0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  55,642,534  shares of Series 2
                                                  PCS Stock; See Items 1, 3-5
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          55,642,534 shares, consisting of (i) 49,281,981 shares of Series 2 PCS Stock, (ii) presently exercisable Warrants to purchase an additional 3,145,658 shares of Series 2 PCS Stock, and (iii) 61,726 shares of Series 7 Preferred Stock (which for purposes of this Report are assumed to be convertible into an aggregate of 3,214,895 shares of Series 2 PCS Stock). Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock under certain circumstances. Assumes the conversion of all shares of Series 2 PCS Stock beneficially owned by the Reporting Person (including all shares of Series 2 PCS Stock issuable upon exercise of all of such Warrants and upon conversion of all of such shares of Series 7 Preferred Stock) into the corresponding number of shares of Series 1 PCS Stock.
          Because the Reporting Person does not have the right to acquire any shares of Series 1 PCS Stock underlying the shares of Series 2 PCS Stock, Warrants or shares of Series 7 Preferred Stock described above within sixty days of the date of this Report, the Reporting Person disclaims beneficial ownership of all shares of Series 1 PCS Stock underlying such shares of Series 2 PCS Stock, such Warrants and such shares of Series 7 Preferred Stock. The filing of this Report by the Reporting Person shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of Series 1 PCS Stock. See Items 1, 3-5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%

          The shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent approximately 11.8% of the outstanding PCS Stock of the Company (which class includes the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock), assuming the exercise of all warrants to purchase shares of Series 2 PCS Stock initially issued to the Cable
     Partners, the conversion of all shares of Series 7 Preferred Stock initially issued to the Cable Partners into shares of Series 2 PCS Stock, the issuance of all shares of Series 3 PCS Stock issuable represented by the Company's outstanding Class A Common Stock and the issuance of all shares of Series 1 PCS Stock represented by the Sprint FON Group's "inter-group interest" in Sprint's PCS Group (including that portion of such inter-group interest corresponding to the Series 7 Preferred Stock and the Warrants to purchase Series 2 PCS Stock held by the Cable Partners).

          As a result of the Reporting Person's beneficial ownership of such shares of Series 2 PCS Stock, the Reporting Person may be deemed to beneficially own an equivalent number of shares of Series 1 PCS Stock; however, the Reporting Person disclaims beneficial ownership of any shares of Series 1 PCS Stock. Were the Reporting Person deemed to beneficially own such shares of Series 1 PCS Stock, such shares would represent approximately 24.4% of the outstanding Series 1 PCS Stock, calculated in accordance with Rule 13d-3 (which rule requires the Reporting Person to (i) assume the exercise and conversion of all Warrants and all shares of Series 7 Preferred Stock held by the Reporting Person and the conversion of all of the approximately 55,642,534 shares of Series 2 PCS Stock beneficially owned by the Reporting Person into the corresponding number of shares of Series 1 PCS Stock and (ii) to disregard all outstanding shares of Series 2 PCS Stock, Series 3 PCS Stock, the shares of Series 2 PCS Stock issuable represented by the Warrants and shares of Series 2 PCS Stock issuable represented by the Series 7 Preferred Stock held by TCI and Comcast and the shares of Series 3 PCS Stock issuable represented by the Company's outstanding Class A Common Stock and all the shares represented by the Sprint FON Group's inter-group interest in the Sprint PCS Group).

          Because each share of Series 2 PCS Stock generally is entitled to one-tenth of the applicable vote per share of the Series 1 PCS Stock, the shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent less than 1% of the outstanding voting power of the Company. See Items 1-5.
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*                   CO



--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 852061506                                             Page 8 of 27
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Barbara Cox Anthony

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
                                                  Not Applicable

--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                  U.S.A.


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        55,642,534 shares of Series 2
   REPORTING                                      PCS Stock; See Items 1, 3-5
     PERSON       --------------------------------------------------------------
      WITH        9    SOLE DISPOSITIVE POWER
                                                  0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  55,642,534  shares of Series 2
                                                  PCS Stock; See Items 1, 3-5
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          55,642,534 shares, consisting of (i) 49,281,981 shares of Series 2 PCS Stock, (ii) presently exercisable Warrants to purchase an additional 3,145,658 shares of Series 2 PCS Stock, and (iii) 61,726 shares of Series 7 Preferred Stock (which for purposes of this Report are assumed to be convertible into an aggregate of 3,214,895 shares of Series 2 PCS Stock). Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock under certain circumstances. Assumes the conversion of all shares of Series 2 PCS Stock beneficially owned by the Reporting Person (including all shares of Series 2 PCS Stock issuable upon exercise of all of such Warrants and upon conversion of all of such shares of Series 7 Preferred Stock) into the corresponding number of shares of Series 1 PCS Stock.
          Because the Reporting Person does not have the right to acquire any shares of Series 1 PCS Stock underlying the shares of Series 2 PCS Stock, Warrants or shares of Series 7 Preferred Stock described above within sixty days of the date of this Report, the Reporting Person disclaims beneficial ownership of all shares of Series 1 PCS Stock underlying such shares of Series 2 PCS Stock, such Warrants and such shares of Series 7 Preferred Stock. The filing of this Report by the Reporting Person shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of Series 1 PCS Stock. See Items 1, 3-5.
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%

          The shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent approximately 11.8% of the outstanding PCS Stock of the Company (which class includes the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock), assuming the exercise of all warrants to purchase shares of Series 2 PCS Stock initially issued to the Cable
     Partners, the conversion of all shares of Series 7 Preferred Stock initially issued to the Cable Partners into shares of Series 2 PCS Stock, the issuance of all shares of Series 3 PCS Stock issuable represented by the Company's outstanding Class A Common Stock and the issuance of all shares of Series 1 PCS Stock represented by the Sprint FON Group's "inter-group interest" in Sprint's PCS Group (including that portion of such inter-group interest corresponding to the Series 7 Preferred Stock and the Warrants to purchase Series 2 PCS Stock held by the Cable Partners).

          As a result of the Reporting Person's beneficial ownership of such shares of Series 2 PCS Stock, the Reporting Person may be deemed to beneficially own an equivalent number of shares of Series 1 PCS Stock; however, the Reporting Person disclaims beneficial ownership of any shares of Series 1 PCS Stock. Were the Reporting Person deemed to beneficially own such shares of Series 1 PCS Stock, such shares would represent approximately 24.4% of the outstanding Series 1 PCS Stock, calculated in accordance with Rule 13d-3 (which rule requires the Reporting Person to (i) assume the exercise and conversion of all Warrants and all shares of Series 7 Preferred Stock held by the Reporting Person and the conversion of all of the approximately 55,642,534 shares of Series 2 PCS Stock beneficially owned by the Reporting Person into the corresponding number of shares of Series 1 PCS Stock and (ii) to disregard all outstanding shares of Series 2 PCS Stock, Series 3 PCS Stock, the shares of Series 2 PCS Stock issuable represented by the Warrants and shares of Series 2 PCS Stock issuable represented by the Series 7 Preferred Stock held by TCI and Comcast and the shares of Series 3 PCS Stock issuable represented by the Company's outstanding Class A Common Stock and all the shares represented by the Sprint FON Group's inter-group interest in the Sprint PCS Group).

          Because each share of Series 2 PCS Stock generally is entitled to one-tenth of the applicable vote per share of the Series 1 PCS Stock, the shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent less than 1% of the outstanding voting power of the Company. See Items 1-5.
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*
                                                  OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP No. 852061506                                             Page 10 of 27
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  Anne Cox Chambers

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
                                                  Not Applicable

--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                  U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        55,642,534 shares of Series 2
   REPORTING                                      PCS Stock; See Items 1, 3-5
     PERSON       --------------------------------------------------------------
      WITH        9    SOLE DISPOSITIVE POWER
                                                  0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  55,642,534  shares of Series 2
                                                  PCS Stock; See Items 1, 3-5
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          55,642,534 shares, consisting of (i) 49,281,981 shares of Series 2 PCS Stock, (ii) presently exercisable Warrants to purchase an additional 3,145,658 shares of Series 2 PCS Stock, and (iii) 61,726 shares of Series 7 Preferred Stock (which for purposes of this Report are assumed to be convertible into an aggregate of 3,214,895 shares of Series 2 PCS Stock). Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock under certain circumstances. Assumes the conversion of all shares of Series 2 PCS Stock beneficially owned by the Reporting Person (including all shares of Series 2 PCS Stock issuable upon exercise of all of such Warrants and upon conversion of all of such shares of Series 7 Preferred Stock) into the corresponding number of shares of Series 1 PCS Stock.
          Because the Reporting Person does not have the right to acquire any shares of Series 1 PCS Stock underlying the shares of Series 2 PCS Stock, Warrants or shares of Series 7 Preferred Stock described above within sixty days of the date of this Report, the Reporting Person disclaims beneficial ownership of all shares of Series 1 PCS Stock underlying such shares of Series 2 PCS Stock, such Warrants and such shares of Series 7 Preferred Stock. The filing of this Report by the Reporting Person shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of Series 1 PCS Stock. See Items 1, 3-5.
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.4%

          The shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent approximately 11.8% of the outstanding PCS Stock of the Company (which class includes the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock), assuming the exercise of all warrants to purchase shares of Series 2 PCS Stock initially issued to the Cable
     Partners, the conversion of all shares of Series 7 Preferred Stock initially issued to the Cable Partners into shares of Series 2 PCS Stock, the issuance of all shares of Series 3 PCS Stock issuable represented by the Company's outstanding Class A Common Stock and the issuance of all shares of Series 1 PCS Stock represented by the Sprint FON Group's "inter-group interest" in Sprint's PCS Group (including that portion of such inter-group interest corresponding to the Series 7 Preferred Stock and the Warrants to purchase Series 2 PCS Stock held by the Cable Partners).

          As a result of the Reporting Person's beneficial ownership of such shares of Series 2 PCS Stock, the Reporting Person may be deemed to beneficially own an equivalent number of shares of Series 1 PCS Stock; however, the Reporting Person disclaims beneficial ownership of any shares of Series 1 PCS Stock. Were the Reporting Person deemed to beneficially own such shares of Series 1 PCS Stock, such shares would represent approximately 24.4% of the outstanding Series 1 PCS Stock, calculated in accordance with Rule 13d-3 (which rule requires the Reporting Person to (i) assume the exercise and conversion of all Warrants and all shares of Series 7 Preferred Stock held by the Reporting Person and the conversion of all of the approximately 55,642,534 shares of Series 2 PCS Stock beneficially owned by the Reporting Person into the corresponding number of shares of Series 1 PCS Stock and (ii) to disregard all outstanding shares of Series 2 PCS Stock, Series 3 PCS Stock, the shares of Series 2 PCS Stock issuable represented by the Warrants and shares of Series 2 PCS Stock issuable represented by the Series 7 Preferred Stock held by TCI and Comcast and the shares of Series 3 PCS Stock issuable represented by the Company's outstanding Class A Common Stock and all the shares represented by the Sprint FON Group's inter-group interest in the Sprint PCS Group).

          Because each share of Series 2 PCS Stock generally is entitled to one-tenth of the applicable vote per share of the Series 1 PCS Stock, the shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent less than 1% of the outstanding voting power of the Company. See Items 1-5.
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON*
                                                  OO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

INTRODUCTION

         This report on Schedule 13D (this "Report") is being jointly filed by Cox Communications, Inc., a Delaware corporation ("CCI"), Cox Holdings, Inc., a Delaware corporation ("CHI"), Cox Enterprises, Inc., a Delaware corporation ("CEI" and collectively, with CCI, CHI, and Cox Teleport Partners, Inc., a Delaware corporation ("CTPI"), the "Cox Entities"), Barbara Cox Anthony ("Mrs. Anthony"), and Anne Cox Chambers ("Mrs. Chambers," and collectively with Mrs. Anthony and CCI, CHI and CEI, the "Reporting Persons" and each individually, a "Reporting Person"). CTPI is not filing as a Reporting Person because it beneficially owns less than 1% of all series of PCS Stock (as defined below).

ITEM 1.           Security and Issuer.

         This Report relates to the PCS Common Stock - Series 1, par value $1.00 per share (the "Series 1 PCS Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer," the "Company" or "Sprint"). The CUSIP number for the Series 1 PCS Stock is 852061506.

         The principal executive offices of the Company are located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205.

         Pursuant to Rule 13d-3 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") , this Report relates to the shares of Series 1 PCS Stock issuable upon conversion of shares of the Company's PCS Common Stock - Series 2, par value $1.00 per share ("Series 2 PCS Stock" and, collectively with the Series 1 PCS Stock and the PCS Common Stock - Series 3, par value $1.00 per share (the "Series 3 PCS Stock"), of the Company, the "PCS Stock"), which are (i) held by CTPI and CCI, (ii) issuable upon exercise of certain Warrants held by CTPI and CCI to purchase shares of Series 2 PCS Stock (the "Warrants"), (iii) issuable upon conversion of certain shares of Preferred Stock-Seventh Series, Convertible, no par value and with $1,000 liquidation preference (the "Series 7 Preferred Stock"), of the Company held by CCI, and
(iv) beneficially owned by the Reporting Persons (all such securities are collectively referred to in this Report as the "Securities"). The shares of Series 2 PCS Stock, Warrants and Series 7 Preferred Stock beneficially owned by the Reporting Persons were issued in a series of transactions which occurred on November 23, 1998, in which the Company acquired through several mergers all of the outstanding interests in certain joint ventures held by certain affiliates of the Reporting Persons, Comcast Corporation, a Pennsylvania corporation ("Comcast"), and Tele-Communications, Inc., a Delaware corporation ("TCI" and, together with CCI and Comcast, the "Cable Partners"), in exchange for shares of Series 2 PCS Stock, Warrants and shares of Series 7 Preferred Stock pursuant to a Restructuring and Merger Agreement, dated as of May 26, 1998 (the "Restructuring Agreement"), and attached hereto as Exhibit 10.1.

         Certain terms of the Series 2 PCS Stock, the Warrants and the Series 7 Preferred Stock are described below:

                  (a) Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock under certain circumstances. In particular,
(i) all outstanding shares of Series 2 PCS Stock will convert into the corresponding number of shares of Series 1 PCS Stock at such time as the outstanding shares of Series 2 PCS Stock would represent, assuming the conversion of all of such shares, less than one percent of the voting power of the outstanding equity securities of the Company, and (ii) each share of Series 2 PCS Stock will automatically convert into one share of Series 1 PCS Stock upon any transfer of such shares to a transferee other than one of the Cable Partners and certain of their affiliates and associates.

                  (b) Each Warrant is exercisable  for one share of Series 2 PCS
Stock during the five-year period ending on November 23, 2003. The exercisable price per share of Series 2 PCS Stock will be equal to the average of the daily closing prices of the Series 1 PCS Stock on the New York Stock Exchange for the 30 consecutive trading days ending on the 45th trading day following the commencement of regular way trading of such stock, subject to certain adjustments. Regular way trading in the Series 1 PCS Stock commenced on November 24, 1998, following the completion of the transactions contemplated by the Restructuring Agreement on November 23, 1998.

                  (c) Each share of Series 7 Preferred Stock is convertible into a number of shares of Series 2 PCS Stock equal to the quotient of (x) $1,000 divided by (y) the product of (i) 1.28 and (ii) the average of the daily closing prices of the Series 1 PCS Stock on the New York Stock Exchange for the 30 consecutive trading days ending on the 45th trading day following the commencement of regular way trading of such stock, subject to certain adjustments. (Because this Report is being filed prior to such 45th trading day, the Reporting Persons have assumed for purposes of this Report, based on information supplied by the Company, that such average closing price will be $15 per share). The Company may redeem any outstanding shares of Series 7 Preferred Stock after November 23, 2001 (or, under certain circumstances, November 23,
2000), and must redeem all outstanding shares of Series 7 Preferred Stock on November 24, 2008.

                  (d) The Warrants and the Series 7 Preferred Stock will become exercisable for or convertible into shares of Series 1 PCS Stock in lieu of the corresponding number of shares of Series 2 PCS Stock under circumstances similar to those under which the applicable shares of Series 2 PCS underlying such securities would automatically convert into shares of Series 1 PCS Stock.

         Holders of Series 1 PCS Stock are entitled to a number of votes per share based on the ratio of the average trading price per share of a share of Series 1 PCS Stock to the average trading price per share of the Company's FON Common Stock, Series 1, par value $2.00 per share (the "Series 1 FON Stock"), and holders of Series 2 PCS Stock are entitled per share to a number of votes equal to one tenth of the number of votes per share of Series 1 PCS Stock on all matters presented to the stockholders, subject to certain exceptions. Shares of Series 1 PCS Stock are not convertible into shares of Series 2 PCS Stock. Otherwise, the rights and privileges of the Series 1 PCS Stock and the Series 2 PCS Stock are comparable.

         The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed or incorporated by reference as Exhibits hereto.

ITEM 2.           Identity and Background.

     This Report is being filed jointly by the Reporting Persons. All of the Cox Entities are incorporated in the State of Delaware. The Cox Entities are principally involved in newspaper publishing, broadband communications including cable television, television and radio broadcasting, new electronic media and automobile auctions. The principal offices and business addresses of the Cox Entities are all located at 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319. Mrs. Chambers and Mrs. Anthony are both United States citizens. The principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305 and the principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

         Of the Securities beneficially owned by the Reporting Persons, CTPI holds of record 472,472 shares of Series 2 PCS Stock and 30,158 Warrants, and CCI holds of record 48,809,509 shares of Series 2 PCS Stock, 3,115,501 Warrants and 61,726 shares of Series 7 Preferred Stock. All of the issued and outstanding shares of capital stock of CTPI are held by CCI; all of the issued and outstanding shares of capital stock of CCI are held by CHI; and all of the issued and outstanding shares of capital stock of CHI are held by CEI.

         As a trustee of the Anne Cox Chambers Atlanta Trust and of the Dayton Cox Trust A, Mrs. Anthony has beneficial ownership of an aggregate of approximately 69.6% of the outstanding capital stock of CEI. As a trustee of the Barbara Cox Anthony Atlanta Trust and of the Dayton Cox Trust A, Mrs. Chambers has beneficial ownership of an aggregate of approximately 69.9% of the outstanding capital stock of CEI. Thus, Mrs. Anthony and Mrs. Chambers together ultimately control CEI, and thereby indirectly exercise beneficial ownership over the Securities reported in this Report.

         In summary, CTPI may be deemed the beneficial owner of 472,472 shares of Series 2 PCS Stock and 30,158 Warrants, representing an aggregate of 502,630 shares of Series 2 PCS Stock, as converted, or approximately 0.2% of all series of PCS Common Stock, while each of CCI, CHI, CEI, Mrs. Anthony and Mrs. Chambers may be deemed beneficial owners of 55,642,534 shares of Series 2 PCS Stock
(which figure includes the shares of Series 2 PCS Stock held by CTPI), representing approximately 11.8% of all PCS Stock. Because each share of Series 2 PCS Stock generally is entitled to one-tenth of the applicable vote per share of the Series 1 PCS Stock, the shares of Series 2 PCS Stock beneficially owned by the Reporting Persons represent less than 1% of the outstanding voting power of the Company. However, the filing of this Report shall not constitute an admission by any of the Reporting Persons that such parties are the beneficial owners of the Securities or that the Reporting Persons are acting as or otherwise constitute a "group" for purposes of Rule 13d-5.

         The following information concerning the directors and executive officers of the Cox Entities, (including Mrs. Anthony and Mrs. Chambers) is set forth on Exhibit 99.1 attached hereto:

         (i)      name;
         (ii)     residence or business address; and
         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, to the best knowledge of the persons filing this Report, none of the Cox Entities, any of their respective executive officers or directors, Mrs. Anthony or Mrs. Chambers has been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

         During the last five years, to the best knowledge of the persons filing this Report, none of the Cox Entities, any of their respective executive officers or directors, Mrs. Anthony or Mrs. Chambers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the persons filing this Report, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

ITEM 3.           Source and Amount of Funds or Other Consideration.

         The   information  set  forth  in  Item  1  of  this  Schedule  13D  is incorporated by reference in this Item 3.

         The Reporting Persons did not pay any cash consideration for the Securities reported herein. Rather, such Securities were received in exchange for other securities. The value of the securities exchanged for the shares of Series 2 PCS Stock beneficially owned by the Reporting Persons, including shares of Series 2 PCS Stock that are issuable on exercise of the Warrants and conversion of the Series 7 Preferred Stock held by the Reporting Persons is set forth below:

Acquiror                         Number of Shares of           Acquisition Price
                                 Series 2 PCS Stock directly     (in dollars)
                                 owned or held

CTPI (1)                         502,630 (as converted)         $  7,539,450

CCI (2)                          55,139,904 (as converted)      $827,098,560

---------------------
(1) Based on estimates provided by the Company, as of December 4, 1998, the value of the 502,630 shares of Series 2 PCS Stock directly held by CTPI (as converted) was approximately $7,539,450 based on an assumed price of $15.00 per share of the Company's Series 2 PCS Stock, and an assumed exercise price of $15.00 per Warrant.

(2) Based on estimates provided by the Company, as of December 4, 1998, the value of the 55,139,904 shares of Series 2 PCS Stock (as converted) directly held by CCI, was approximately $827,098,560 based on an assumed price of $15.00 per share of the Company's Series 2 PCS Stock, and an assumed exercise price of $15.00 per Warrant.

ITEM 4.           Purpose of Transaction.

         The   information  set  forth  in  Item  1  of  this  Schedule  13D  is incorporated by reference in this Item 4.

         The Reporting Persons currently hold the Securities they beneficially own for investment purposes. The Reporting Persons intend to continuously review their investment in the Company, and, subject to the terms of the Standstill Agreement (as defined below), may in the future determine to (i) acquire additional securities of the Company, through open market purchases, private agreements, pursuant to the provisions of the Restructuring Agreement or otherwise, (ii) dispose of all or a portion of the Securities they beneficially own, or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Company's business and prospects, other developments concerning the Company, the telecommunications industry generally, other business opportunities available to the Reporting Persons, other developments with respect to the businesses of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the Series 1 PCS Stock.

         Under the Amendment to Agreement of Limited Partnership of Cox Communications PCS, L.P., dated as of November 23, 1998 (the "Amended Cox L.A. Partnership Agreement"), by and among Cox Pioneer Partnership, a Delaware general partnership ("CPP"), Sprint Spectrum Holding Company, L.P., a Delaware limited partnership ("Sprint Spectrum"), and Sprint, and attached as Exhibit
10.7 hereto, (i) CPP and the Reporting Persons, as the direct and indirect owners of all of the partnership interests of CPP, have certain "put" rights that allow them to require Sprint to acquire part or all of CPP's remaining interests in Cox Communications PCS, L.P., a Delaware limited partnership
("CCPLP"), and (ii) Sprint, as the indirect owner of all of the partnership interests in Sprint Spectrum, has certain "call" rights that allow it to require CPP and/or the Reporting Persons to transfer up to all of CPP's remaining interests in CCPLP. The exercise of such "put" and "call" rights shall occur at the times, with the notice, for the consideration and on such other terms as specified in the Agreement of Limited Partnership of Cox Communications PCS, L.P., dated December 31, 1996 ("Cox L.A. Partnership Agreement"), by and between CPP and Sprint Spectrum, and attached as Exhibit 10.6 hereto. The Reporting Persons may acquire additional Sprint securities as a result of the exercise of the "put" and "call" options described above.

         Except as set forth in this Report, none of the Reporting Persons nor any of their executive officers or directors, have any current plans or proposals which relate to or would result in any of the transactions described in the instructions to subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a "group" for purposes of Rule 13d-5, or that such "group" exists. Each of the Reporting Persons expressly disclaims the existence of, or membership in, any such "group."

ITEM 5.           Interests in Securities of the Issuer.

         The Reporting Persons currently hold no shares of Series 1 PCS Stock, 49,281,981 shares of Series 2 PCS Stock, 3,145,658 Warrants and 61,726 shares of Series 7 Preferred Stock, resulting in an aggregate beneficial ownership of approximately 55,642,534 shares of Series 2 PCS Stock (assuming the valid exercise of all of such Warrants and the valid conversion of all of such shares of Series 7 Preferred Stock at the assumed conversion price described in Item 1 above). As a result of the Reporting Persons' beneficial ownership of such shares of Series 2 PCS Stock, the Reporting Persons may be deemed to beneficially own an equivalent number of shares of Series 1 PCS Stock; however, the Reporting Persons disclaim beneficial ownership of any shares of Series 1 PCS Stock. Were the Reporting Persons deemed to beneficially own such shares of Series 1 PCS Stock, such shares would represent approximately 24.4% of the outstanding Series 1 PCS Stock, calculated in accordance with Rule 13d-3 (which rule requires the Reporting Persons to (i) assume the exercise and conversion of all Warrants and all shares of Series 7 Preferred Stock held by the Reporting Persons and the conversion of all of the approximately 55,642,534 shares of Series 2 PCS Stock beneficially owned by the Reporting Persons into the corresponding number of shares of Series 1 PCS Stock and (ii) to disregard all outstanding shares of Series 2 PCS Stock, Series 3 PCS Stock, the shares of Series 2 PCS Stock issuable represented by the Warrants and shares of Series 2 PCS Stock issuable represented by Series 7 Preferred Stock held by TCI and Comcast and the shares of Series 3 PCS Stock issuable represented by the Company's outstanding Class A Common Stock and all the shares represented by the Sprint FON Group's inter-group interest in the Sprint PCS Group).

         The shares of Series 2 PCS Stock beneficially owned by the Reporting Persons represent approximately 11.8% of the outstanding PCS Stock of the Company (which class includes the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock), assuming the exercise of all Warrants to purchase share of Series 2 PCS Stock initially issued to the Cable Partners, the conversion of all shares of Series 7 Preferred Stock initially issued to the Cable Partners into shares of Series 2 PCS Stock, the issuance of all shares of Series 3 PCS Stock issuable in respect of the Company's outstanding Class A Common Stock and the issuance of all shares of Series 1 PCS Stock issuable and represented by the Sprint FON Group's "inter-group interest" in Sprint's PCS Group (including that portion of such inter-group interest corresponding to the Series 7 Preferred
Stock and the Warrants to purchase Series 2 PCS Stock held by the Cable Partners). The foregoing amounts exclude shares of Series 1 PCS Stock held by executive officers and directors of the Cox Entities, if any. The Reporting Persons disclaim beneficial ownership of any shares held by such officers and directors.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in Items 1 and 4 of this Report is hereby incorporated by reference herein.

         The Reporting Persons acquired the Securities under the Restructuring Agreement, incorporated herein as Exhibit 10.1.

         The Company, CCI, Comcast, and TCI Telephony Services, Inc., a Delaware corporation ("TCI Telephony"), are also parties to a Registration Rights Agreement, dated as of November 23, 1998 (the "Registration Rights Agreement"), a form of which is attached as Exhibit 10.2 hereto, by which the Company extended "demand" and "piggyback" registration rights to CCI for the Series 2 PCS Stock issued to CTPI and CCI under the Restructuring Agreement. Until the Cable Partners have sold securities covered by the Registration Rights Agreement with an aggregate offering price of $2 billion (or, if earlier, 12 months have passed since the commencement of such registration rights), the Cable Partners will have priority in selling their shares of PCS Stock in any offering in which the applicable underwriters require that the number of shares of PCS Stock so offered be reduced. Such priority will apply regardless of whether the applicable Cable Partner(s) is or are exercising "demand" or "piggyback" registration rights and whether such priority would prevent the Company from selling shares of PCS Stock in order to raise capital to fund the capital needs of the Company's PCS Stock.

         In connection with the execution of the Restructuring Agreement, the Company and CCI entered into a Standstill Agreement, dated as of May 23, 1998 (the "Standstill Agreement"), a form of which is incorporated herein as Exhibit 10.3, whereby CCI agreed (a) not to acquire, offer to acquire, or agree to acquire, by purchase or otherwise, beneficial ownership of (i) any shares of Company's Voting Securities (as defined in the Standstill Agreement) before November 23, 1998, other than as a result of purchases from the Company pursuant to the Restructuring Agreement or acquisitions from the Company resulting from the exercise of certain "put" and "call" rights relating to assets formerly held by CPP under the Amended Cox L.A. Partnership Agreement, (ii) any of the Company's Voting Securities (as defined in the Standstill Agreement) on or following November 23, 1998 and prior to May 26, 2008 (or the earlier termination of the Standstill Agreement), such agreement effectively restricts the ability of the Reporting Persons to purchase any Sprint Voting Securities, other than in accordance with their purchase rights under the Restructuring Agreement or as a result of the exercise of certain "put" or "call" rights relating to assets formerly held by CPP under the Amended Cox L.A. Partnership Agreement. In addition, the Standstill Agreement prohibits the Reporting Persons from taking certain actions to seek to influence the control of the Company.

         In addition, the Company and CCI are parties to an Irrevocable Proxy and Voting Agreement, dated as of November 23, 1998 (the "Voting Agreement"), and attached as Exhibit 10.4 hereto, governing the voting of any shares of Series 1 PCS Stock acquired by CCI or its subsidiaries. The Voting Agreement grants William T. Esrey (and any successor as the Chief Executive Officer of the Company) an irrevocable proxy to vote such shares at any meeting of shareholders of the Company, with such shares to be voted on any matter on the same basis as the majority of votes that are cast with respect to such matter by the holders of the Company's other voting securities, subject to certain exceptions. The Voting Agreement will terminate upon the earlier to occur of the tenth anniversary of the Closing (as defined in the Standstill Agreement) or the termination of the Standstill Agreement. The Reporting Persons currently hold no shares of Series 1 PCS Stock.

         Furthermore, the Cable Partners have entered into a Top Up Right Agreement, dated as of May 26, 1998 (the "Top Up Right Agreement"), with France Telecom S.A. ("FT") and Deutsche Telekom A.G. ("DT"), which agreement provides FT and DT, among other things, with certain rights in connection with certain transfers by the Reporting Persons of shares of Series 2 PCS Stock that result in the applicable shares of Series 2 PCS Stock converting into shares of Series 1 PCS Stock.

         Finally, as described in Item 4 herein, the Reporting Persons may acquire additional securities of the Company upon the exercise of "put" options by the Reporting Persons or "call" options by the Company under the Amended Cox L.A. Partnership Agreement.

         The summary descriptions of certain provisions of the Restructuring Agreement, the Registration Rights Agreement, the Standstill Agreement, the Top Up Right Agreement and the Amended Cox L.A. Partnership Agreement contained in this Report do not purport to be complete and are qualified in their entirety by reference to the text of such documents, certain of which have been filed or incorporated by reference as Exhibits to this Report.

ITEM 7.           Material to be filed as Exhibits.

Exhibit 10.1: Restructuring Agreement, dated as of May 26, 1998, by and among the Company, TCI, Comcast, CCI and certain of their subsidiaries (incorporated by reference to Exhibit 2 of the Company's Current Report on Form 8-K, dated May 26, 1998, (File No. 0-4721) (the "8-K")).

Exhibit 10.2: Form of Registration Rights Agreement, by and among the Company, TCI Telephony, Comcast and CCI (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed by the Company on October 1, 1998 (File No.333-65173) (the "S-4")).

Exhibit 10.3: Form of Standstill Agreement, dated May 26, 1998, by and between the Company and CCI (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-3 filed by the Company on September 25, 1998 (File No. 333- 64241) (the "S-3")).

Exhibit 10.4: Voting Agreement, dated as of November 23, 1998, by and between the Company and CCI.

Exhibit 10.5: Top Up Right Agreement, dated as of May 26, 1998, among TCI, Comcast, CCI, DT and FT (incorporated by reference to Exhibit 4 to Amendment No. 2 (filed May 28, 1998) to the Schedule 13D originally filed by FT and DT on February 12, 1996 (File No. 5-41991) (the "FT/DT 13D")).

Exhibit 10.6: Cox L.A. Partnership Agreement, dated as of December 31, 1996, by and among CPP and Sprint Spectrum.

Exhibit 10.7: Amended Cox L.A. Partnership Agreement, dated as of November 23, 1998, by and among CPP, Sprint Spectrum and Sprint.

Exhibit 10.8: Joint Filing Agreement, dated as of December 15, 1998, by and among the Cox Entities, Mrs. Chambers and Mrs. Anthony.

Exhibit 10.9: Power of Attorney to Andrew A. Merdek from Mrs. Chambers.

Exhibit 99.1: Executive Officers and Directors of CCI, CHI and CEI (including
              Mrs. Chambers and Mrs. Anthony).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             COX COMMUNICATIONS, INC.





           December 17, 1998                      By:  /s/ Andrew A. Merdek
          -------------------                     ----------------------
                 Date                             Andrew A. Merdek
                                                  Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             COX HOLDINGS, INC.



           December 17, 1998                 By:  /s/ Andrew A. Merdek
          -------------------                     ----------------------
                 Date                             Andrew A. Merdek
                                                  Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             COX ENTERPRISES, INC.




           December 17, 1998                 By:  /s/ Andrew A. Merdek
          -------------------                     ----------------------
                 Date                             Andrew A. Merdek
                                                  Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





           December 17, 1998                 By:  /s/ Anne Cox Chambers
          -------------------                     ----------------------
                 Date                             Anne Cox Chambers

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





           December 17, 1998                 By:  /s/ Barbara Cox Anthony
          -------------------                     ----------------------
                 Date                             Barbara Cox Anthony

                                Index to Exhibits

Exhibit 10.1: Restructuring Agreement, dated as of May 26, 1998, by and among the Company, TCI, Comcast, CCI and certain of their subsidiaries (incorporated by reference to Exhibit 2 of the Company's 8-K, dated May 26, 1998).

Exhibit 10.2: Form of Registration Rights Agreement, by and among the Company, TCI Telephony, Comcast and CCI (incorporated by reference to Exhibit 10.2 to the Company's S-4, filed on October 1, 1998).

Exhibit 10.3: Form of Standstill Agreement, dated May 26, 1998, by and between the Company and CCI (incorporated by reference to Exhibit 10.3 to the Company's S-3, filed on September 25, 1998).

Exhibit 10.4: Voting Agreement, dated November 23, 1998, by and among the Company and CCI.

Exhibit 10.5: Top Up Right Agreement, dated as of May 26, 1998, among TCI, Comcast, CCI, DT & FT (incorporated by reference to Exhibit 4 to the FT/DT 13D).

Exhibit 10.6: Cox L.A. Partnership Agreement, dated as of December 31, 1996, by and among CPP and Sprint Spectrum.

Exhibit 10.7: Amended Cox L.A. Partnership Agreement, dated as of November 23, 1998, by and among CPP, Sprint Spectrum and Sprint.

Exhibit 10.8: Joint Filing Agreement, dated as of December 15, 1998, by and among the Cox Entities, Mrs. Chambers and Mrs. Anthony.

Exhibit 10.9: Power of Attorney to Andrew A. Merdek from Mrs. Chambers.

Exhibit 99.1: Executive Officers and Directors of CEI, CHI and CCI (including Mrs.Chambers and Mrs. Anthony).